Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Twenty-six weeks
	ended		Fiscal year ended
	August 1,	August 2,	Jan. 31,	Feb. 1,	Feb. 2,	Jan. 28,	Jan. 29,
	2015	2014	2015	2014	2013	2012	2011
NET EARNINGS
Net income	$303	$254	$520	$429	$397	$278	$169
Income tax expense	172	144	289	234	210	157	88
Interest expense, excluding capitalized interest	5	5	11	11	11	13	14
Portion of rents deemed representative of the interest factor (1/3)	125	118	249	236	222	218	213
	$605	$521	$1,069	$910	$840	$666	$484
FIXED CHARGES
Gross interest expense	$5	$5	$11	$11	$11	$13	$14
Portion of rents deemed representative of the interest factor (1/3)	125	118	249	236	222	218	213
	$130	$123	$260	$247	$233	$231	$227
RATIO OF EARNINGS TO FIXED CHARGES	4.7	4.2	4.1	3.7	3.6	2.9	2.1